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                              May 22, 2024

       John Schlaefer
       Chief Executive Officer
       GCT Semiconductor Holding, Inc.
       2290 North 1st Street, Suite 201
       San Jose, California 95131

                                                        Re: GCT Semiconductor
Holding, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 17, 2024
                                                            File No. 333-278809

       Dear John Schlaefer:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 17, 2024

       General

   1. We note your response to previous comment 1 and reissue comment 1 in part. Disclose that while the
Sponsor/private placement investors/PIPE investors and other selling securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
                                                        Revise your disclosure
in this registration statement, including your risk factor disclosure, to adequately disclose
and highlight that it is the sponsor/private placement
                                                        investors/PIPE
investors (and not just selling securityholders in general) that may experience a positive
rate of return compared to public securityholders.
 John Schlaefer
FirstName  LastNameJohn Schlaefer
GCT Semiconductor  Holding, Inc.
Comapany
May        NameGCT Semiconductor Holding, Inc.
     22, 2024
May 22,
Page 2 2024 Page 2
FirstName LastName
Plan of Distribution, page 121

2. We note your disclosure on pages 121-122 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best-efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
       Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing